Exhibit (a)(5)(A)

December 8, 2014

Dear Shareholder:

Tucows Inc. is offering to purchase shares of its common stock having an aggregate purchase price of no more than $8.0 million from its existing shareholders, subject to the terms set forth in the enclosed offer to purchase and the related letter of transmittal. The price paid by Tucows will be neither in excess of $18.50 nor less than $16.50 per share. Tucows is conducting the tender offer through a procedure commonly referred to as a modified “Dutch auction.” This procedure allows you to select the price within the $16.50 to $18.50 price range at which you are willing to sell your shares to Tucows. The actual purchase price will be determined by Tucows in accordance with the terms of the tender offer. As an alternative to selecting a specific price, you may indicate that you are willing to sell your shares at whatever price is determined by Tucows, which could result in your receipt of a price per share as low as $16.50. All shares purchased under the tender offer will receive the same price. You may tender all or only a portion of your shares, subject to proration if shares having an aggregate purchase price of no more than $8.0 million are tendered at or below the price determined by Tucows.

The terms and conditions of the tender offer are explained in detail in the enclosed offer to purchase and the related letter of transmittal. We encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

Our Board of Directors has approved the tender offer. However, none of Tucows, our board of directors, or the information agent is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you should choose to tender your shares. You should make your own decision based on your views as to the value of Tucows' shares and Tucows' prospects, as well as your liquidity needs, investment objectives and other individual considerations. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

THE TENDER OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, JANUARY 7, 2015, UNLESS EXTENDED BY US.

If you have any questions regarding the tender offer or need assistance in tendering your shares, you may contact Georgeson Inc., the information agent for the tender offer, at (800) 509-0983. Requests for additional copies of the offer to purchase, the letter of transmittal or the notice of guaranteed delivery may also be directed to the information agent.

Sincerely,

Elliot Noss
President and Chief Executive Officer